Exhibit 23.1

Consent of Independent Certified Public Accountants

Board of Directors

eMerge Interactive, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 333-39896 and No. 333-60382) on Form S-8 of eMerge Interactive, Inc. of our report dated January 31, 2003, relating to the consolidated balance sheets of eMerge Interactive, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 Form 10-K of eMerge Interactive, Inc.

Our report refers to a change in the method of accounting for goodwill and other intangible assets and the impairment or disposal of long-lived assets in 2002, and derivative instruments and hedging activities in 2001.

/s/    KPMG LLP

Orlando, Florida

March 26, 2003